

October 8, 2013

Corey M. Horowitz
Chairman and Chief Executive Officer
Network-1 Security Solutions, Inc.
445 Park Avenue, Suite 1020
New York, New York 10022

     Re: **Network-1 Security Solutions, Inc.**
             Amendment No. 1 to Registration Statement on Form S-1
             Filed September 30, 2013
             File No. 333-190719

Dear Mr. Horowitz:

     We have reviewed your amended filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 12, 2013.

Selling Stockholders, page 32

1.   We note that you have deleted the duplicative information with respect to the number of shares being offered by Corey Horowitz in response to prior comment 1. Please make corresponding revisions to the table on page 32 including the number of shares beneficially owned prior to the offering and the number and percentage of shares beneficially owned after the offering by Mr. Horowitz.

Description of Securities, pages 57-58

2.   Please refer to prior comment 3 and disclose the transactions in which CMH Capital Management Corp. acquired the shares being registered on its behalf. We note your disclosure that CMH Capital Management Corp. acquired some shares of common stock in 2001 and 2002 for financial advisory services but it is unclear how it acquired all of the 2,171,371 shares of common stock being registered for resale. Ensure that appropriate disclosure is provided regarding the sale of unregistered securities to CMH Capital Management Corp. pursuant to Item 701 of Regulation S-K.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

3.   We note that you are incorporating by reference the auditor's consent in Exhibit 23.1 filed with the Form S-1 on August 19, 2013. In this regard we note that the auditor's consent should be updated within 30 days of the effective date of the registration statement. Please provide an updated auditor's consent in your next amendment.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 if you have any questions or, in his absence, the undersigned at (202) 551-3453. If you need further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via E-mail
        Sam Schwartz, Esq.
        Eiseman Levine Lehrhaupt & Kakoyiannis, P.C.